23003148

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68705

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Echelon Capital

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1500 Rosecrans Avenue, Suite 416
(No. and Street)

Manhattan Beach	California	90266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Barrett	(949) 244-1980	thomasbarrettca@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredricksburg	Texas	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel Seivert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Echelon Capital, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED CALIFORNIA JURAT ACKNOWLEDGEMENT

Notary Public

Signature: [signature]

Title: C.E.O

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA NOTARY ACKNOWLEDGEMENT
(INDIVIDUAL)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

On 03 /31/ / 2023, before me, Ajay Singh, Notary Public, personally appeared

Daniel Brian Senert,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________. (Seal)

AJAY SINGH
COMM # 2372403
ALAMEDA County
California Notary Public
Comm Exp Aug. 26, 2025

Echelon Capital LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2022

Echelon Capital LLC
Table of Contents
To the Audited Financial Statements
For the Year Ended December 31, 2022

Contents

Independent Auditor's Opinion 3

Financial Statements 5

Statement of Financial Condition For the year ended December 31, 2022 6

Statement of Operations 7

Statement of Cash Flow 8

Statement of Changes in Ownership Equity 9

Footnotes to Financial Statements 10

Supplementary Information Section 13

Supplementary Computations 14

- **Computation of Net Capital** 14
- **Computation of Net Capital Requirement** 14
- **Computation of Aggregate Indebtedness** 14
- **Reconciliation of the Computation of Net Capital Under Rule 15c3-1** 14

Supplementary Statements 15

- **Statement Related to Uniform Net Capital Rule** 15
- **Statement Related to Exemptive Provision (Possession and Control)** 15
- **Statement Related to Material Inadequacies** 15
- **Statement Related to SIPC Reconciliation** 15

Supplementary Auditor's Report on Exemption Report 16

Supplementary Customer Protection Exemption Report 17

Supplementary Auditor's Agreed Upon Procedures Report 18

Supplementary Agreed Upon Procedures Report SIPC Reconciliation 19

Echelon Capital LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2022

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Echelon Capital LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Echelon Capital LLC (the "Company") as of December 31, 2022, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC
Tuttle & Bond, PLLC
Fredericksburg, Texas
April 10, 2023

We have served as the Echelon Capital LLC's auditor since 2019.

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg TX 78624
www.tuttlebond.com
Ph: 512.967.3517

Echelon Capital LLC

Financial Statements

For the year ended December 31, 2022

Echelon Capital LLC
Statement of Financial Condition
For the year ended December 31, 2022

Assets

Cash	$	100,000
Prepaid expenses		365
Total assets	$	100,365

Liabilities and members' Equity

Liabilities		
Accounts payable	$	9,454
Due to Affiliates		12,625
Total liabilities		22,079
Members' equity		
Members' equity		378,844
Net Loss		(300,558)
Total members' equity		78,286
Total liabilities & members' equity	$	100,365

The accompanying notes are an integral part of these financial statements.

Echelon Capital LLC
Statement of Operations
For the year ended December 31, 2022

Revenues		
Commissions	$	7,779,612
Other income		-
Total revenues		7,779,612
Expenses		
Commissions		8,016,566
Regulatory fees		25,228
Professional fees		21,891
Rent		1,200
Other operating expenses		2,695
Total expenses		8,067,580
Net income before income tax provision		(287,968)
Income tax provision		12,590
Net income	$	(300,558)

The accompanying notes are an integral part of these financial statements.

Echelon Capital LLC
Statement of Cash Flow
For the year ended December 31, 2022

Cash flow from operating activities:		
Net loss before taxes		$ (300,558)
Cash provided by (used in) operating activities:		
Depreciation	$ -	
Increase in assets:		
Prepaid expenses	(365)	
Increase in liabilities:		
Due to Affiliates	9,500	
Payable to SIPC	9,454	
Decrease in liabilities:		
Accounts payable	(16,156)	
Total adjustments		2,433
Net cash provided by operating activities		(298,125)
Cash flow from financing activities:		
Members' contributions	350,000	
Members' distributions	-	
Net cash (used in) financing activities		350,000
Net (decrease) in cash		51,875
Cash at beginning of year		48,125
Cash at end of year		$ 100,000
Supplemental disclosure of cash flow information:		
Income tax provision		$ 12,590

The accompanying notes are an integral part of these financial statements.

Echelon Capital LLC
Statement of Changes in Ownership Equity
For the year ended December 31, 2022

		Total
Balance at January 1, 2022	$	28,844
Member contributions		350,000
Member distributions		-
Net loss		(300,558)
Balance at December 31, 2022	$	78,286

The accompanying notes are an integral part of these financial statements.

Echelon Capital LLC
Footnotes to Financial Statements
For the year ended December 31, 2022

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Echelon Capital Partners, LLC (the "Company") is a Delaware Limited Liability Company as of July 28, 2010 and approved by the NASD in October 11, 2011 to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the business of conducting investment banking, primarily for small private companies, and does not hold customer funds or securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

These financial statements have been prepared under the assumption that the Company will be able to execute its business plan and the member will continue to provide liquidity during the formative stages. In addition, the Company is actively seeking various distribution channels for its services.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: REVENUE RECOGNITION

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Revenues from contracts with customers are recognized when deals close and fees are collected. Revenues are primarily fees for investment banking which are variable success fees received at the close of each assignment.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company minimum annual fee of $800.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years.

Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2022, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 5: RELATED PARTY TRANSACTIONS

The Company has an agreement with one of its affiliates to use its office facilities and telephone services and will be billed at $125 a month for the office use. Expenses directly related to broker-dealer activity are an obligation of the Company. For the year ended December 31, 2022, the amount billed for these expenses is $1,500, of which $1,200 is recorded as rent expense and $300 as office expense included as other operating expenses. In addition, an affiliate made payments to the Financial and Operations Principal of $8,000. As of December 31, 2022, $12,625 is owed to its affiliate.
It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

There are no written employment agreements between the Registered Representatives and the ECHELON Capital branch. There is a Form U4 filed for each Registered Rep representative. Registered Representatives compensation is discretionary and based on level of contribution to the deals they work on. After all registered representative payments are made, the Managing Partner has the discretion to retain the capital or make distributions to the owners of the business.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2022, through the date of the Independent Registered Public Accounting Firm Report, April 10, 2023, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Echelon Capital LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Echelon Capital LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2022

Computation of Net Capital

Members' equity	$	78,286		
Total members' equity			$	78,286
Net capital before haircuts				78,286
Less: Non-allowable assets		365		
Less: Haircuts and undue concentration		-		(365)
Net Capital				77,921

Computation of Net Capital Requirement

6 2/3 percent of net aggregate indebtedness	$	1,472		
Minimum net capital requirements	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital			$	72,921

Computation of Aggregate Indebtedness

Ratio of aggregate indebtedness to net capital	**28.34%**

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2022	$	87,105
Adjustments		
Increase (Decrease) in Equity	$	(9,184)
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	77,921
Reconciled Difference	$	-

Echelon Capital LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. On December 31, 2022, the Company had net capital of $77,921 which was $72,921 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 28.34%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. Broker-dealers exempt from SIPC membership must file a Form SIPC-3 and are required to file an AUP Report. If an AUP Report is required to be filed with SIPC, such report may be filed separately or included within this Supplemental Information section.

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Daniel Seivert
Echelon Capital LLC
1500 Rosecrans Avenue, Suite 416
Manhattan Beach, CA 90266

Dear Daniel Seivert:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Echelon Capital LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Echelon Capital LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Echelon Capital LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Echelon Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC
Tuttle & Bond, PLLC
Fredericksburg, Texas
April 10, 2023

Echelon Capital LLC

Supplementary Auditor's Report on Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Echelon Capital LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2022

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredricksburg, TX 78624
Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

April 10, 2023

To the best knowledge and belief, Echelon Capital, LLC

1. Claims exemption from 15 c3-3(k)(2)(i) from 15c3-3.
2. We have met the identified exemption from January 01, 2022, through December 31, 2022, without exception, unless, noted in number 3. below.
3. We have no exceptions to report this fiscal year.

Regards,

Daniel Seivert, President Echelon Capital, LLC
dseivert@echelon-group.com

Echelon Capital LLC

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2022

Tuttle & Bond, PLLC
Certified Public Accountants

Echelon Capital LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4) Form SIPC-7

Echelon Capital LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2022, which were agreed to by Echelon Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Echelon Capital LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Echelon Capital LLC's management is responsible for Echelon Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2022 through December 31, 2022 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond, PLLC
Tuttle & Bond, PLLC
Fredericksburg, Texas
April 10, 2023

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517

Echelon Capital LLC

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2022

SIPC 7 Reconciliation

Total Due	$	12,217	
Overpayment Applied	$	-	
Balance Due after Applied Overpayment	$	12,217	
			Date Paid:
Paid with SIPC 6	$	2,763	08/08/22
Paid with SIPC 7	$	9,454	02/25/23
Total Paid	$	12,217	
Reconciled Difference (Overpayment) Underpayment	$	-	